Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

South Plains Petroleum Inc
402 Cypress Street, Suite 809
Abilene, TX 79601-5156
https://www.southplainspetroleuminc.com

Up to $1,070,000.00 in Common Stock at $1.60
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: South Plains Petroleum Inc
Address: 402 Cypress Street, Suite 809, Abilene, TX 79601-5156
State of Incorporation: TX
Date Incorporated: May 23, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 6,250 shares of Common Stock
Offering Maximum: $1,070,000.00 | 668,750 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.60
Minimum Investment Amount (per investor): $480.00

*Maximum subject to adjustment for bonus shares. See Bonus information below

Investment Bonuses

If you invest $1,600+, you will receive a 5% bonus.

If you invest $3,200+, you will receive a 10% bonus.

If you invest $6,400+, you will receive a 15% bonus.

If you invest $9,600+, you will receive a 20% bonus.

The 10% Bonus for StartEngine Shareholders

South Plains Petroleum Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1.60 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $160 Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

South Plains Petroleum, Inc. (SPP) is a new company which plans to acquire existing oil and gas wells in need of recompletion, reworking or new equipment to return them to profitability. SPP will base its evaluations of whether oil/gas wells are candidates for acquisition based upon reprocessing of old well logs, production schedules and other available data to check for oil/gas reserves left behind or overlooked. SPP currently holds two (2) Options to Purchase the controlling interest in a total of 17 oil and gas wells located in West Central Texas and Southern Louisiana. The Texas wells produce from about 2,500 feet deep while the Louisiana wells are from 4,000 to 15,000 feet deep. Currently, some of the wells can produce, some need new equipment to replace old or outdated equipment and others need to be recompleted. Included in the planned acquisition is additional acreage where subsurface mapping, engineering and previously drilled wells indicate substantial oil reserves remain to be recovered. SPP plans to develop this acreage and use its cash flow as a foundation from which to grow.

The first Option to Purchase is with Landmaster Partners, Inc. for two properties. The first property is the Swenson Land & Cattle Company Lease where SPP plans to acquire approximately 30.2% Net Revenue Interest in the nine (9) existing oil wells and in excess of 60% Net Revenue Interest in approximately 495 acres of leases held by ongoing production. The second property is the Kieke Lease where SPP plans to acquire approximately 44% of the Net Revenue Interest in the single existing well and approximately 229 acres of lease held by ongoing production. A Working Interest reflects what percentage of expenses the ownership bears while the Net Revenue Interests reflects what percentage of revenue the ownership is entitled.

All but one of these wells has been produced over the past five years and five have been producing within the past twelve months and were shut-in in anticipation of this Offering to replace old and outdated equipment. One of the wells completed a production test using new equipment in January 2019 which more than tripled overall oil production and suggests that similar results can be achieved on the other wells in the field. There are five wells which, when running with good equipment in the past using the old style equipment, have each produced between 8 and 18 barrels oil per day (bopd) together with saltwater from 10 to 350 barrels per day.

Landmaster Partners, Inc. is a related party as SPP's President, Richard Quintal, is Vice President of Landmaster Partners, Inc. and he owns approximately 24% of Landmaster Partners, Inc.'s stock. Also, Suzanne Ruffini is the President of and 57% owner of Landmaster Partners, Inc.'s stock and she will be invited to join SPP as a Board Member and Advisor upon completion of this Offering.

The Swenson Land & Cattle Company and John Kieke are not related to SPP or any of its officers or directors. They own the surface and mineral rights to the property whereon the wells are located and receive royalties from the oil and gas produced thereon.

Prior to filing the Form C for this Offering, SPP offered to buy out third parties' interests in the Swenson and Kieke properties not owned by Landmaster Partners, Inc. Upon filing of the Form C, a closing on those interests will occur whereby SPP will issue approximately 3,035,505 shares of stock. The valuations of the properties were the same as used in the Landmaster Partners, Inc. Option to Purchase whereby stock to be issued would be valued at $2 per share. Upon executing the Option to Purchase from Landmaster Partners, Inc., SPP will own approximately 67% of the Working Interest or 48.6% Net Revenue Interest in the Swenson wells and 93% of the Working Interests or 70% of the Net Revenue Interest in the Swenson undeveloped acreage and 93% of the Working Interest or 69% Net Revenue Interest in the Kieke well and lease.

The second Option to Purchase is with Black Gold, Inc. for 100% of the Working Interest which consists of a 75% Net Revenue Interest in seven properties with seven existing wells and equipment located in South Louisiana. The wells are currently shut-in for all practical purposes awaiting recompletions. Because several of these wells are over 10,000 feet deep, workover costs are much higher due to increased downhole pressure and rig time involved in pulling and running the pipe. If the Option to Purchase is exercised as planned, SPP plans to reestablish production at these properties as cash flow allows with only 1 well contemplated to be returned to production using proceeds from this Offering.

Black Gold, Inc. is a related party as its President and owner is Nicolas Boatwright. Mr. Boatwright owns approximately 17% of SPP and will be invited to join the Board of Directors upon the completion of this Offering.

SPP also has in place a consulting agreement with a third-party company, NeuHaus Advisors, Inc., to help facilitate taking the company public.

Competitors and Industry

There are many independent oil and gas producers who operate in Central West Texas and in Louisiana with whom South Plains Petroleum may from time to time have to compete for mineral leases. With proceeds from this offering, South Plains Petroleum plans to execute first the Option to Purchase to acquire the leases and producing assets of Landmaster Partners, Inc. and then the assets of Black Gold, Inc.'s wells in Louisiana. Based upon the past performance of these properties, past and current oil and gas prices and the current oil and gas price trends, our goal is to expand production at these sites through further development, recompletions and equipment changes which should yield substantial profits for several years to come.

Current Stage and Roadmap

South Plains Petroleum has an Option to Purchase to acquire certain assets from Landmaster Partners, Inc. which consist of 10 existing wells with approximately 800 acres of oil leases held by production. There are an estimated 50 plus wellsites to develop on these leases with reserves in excess of 3 million barrels oil recoverable shallower than 2,500 feet. The 5 producing wells have been producing between 8 and 18 barrels per day each with the remainder of the wells either acting as saltwater injection wells or awaiting recompletion.

South Plains Petroleum also has a second Option to Purchase to acquire Black Gold Exploration, Inc.'s 7 existing wells in Louisiana. The Louisiana wells range in depth from 6,000 to 15,000 feet and are estimated to contain in excess of 4 million barrels oil and gas equivilent. Though the rewards are greater, these wells are much more expensive to return to production than the shallower West Central Texas properties.

Therefore, South Plains Petroleum intends to agressively develop the Texas leases to increase production to a level that will sustain and grow the Company with self-generated revenue fom oil sales and then gradually turn on the wells in Louisiana.

With proceeds from this offering South Plains Petroleum hopes to complete the acquisitions from Landmaster Partners and Black Gold Exploration, Inc. and in the process recomplete one or more of the deeper Louisiana wells currently shut-in.

The Team

Officers and Directors

Name: Richard A. Quintal

Richard A. Quintal's current primary role is with Landmaster Partners, Inc.. Richard A. Quintal currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman, President, Secretary, Director
  Dates of Service: February 01, 2019 - Present
  Responsibilities: Operation of the business

Other business experience in the past three years:

- **Employer:** Landmaster Partners, Inc.
  Title: Vice President
  Dates of Service: January 02, 2009 - Present
  Responsibilities: Management of legal, finance, acquisition of lease and day-to-day operations. This is expected to change upon completion of this Offering whereby his time and efforts will be turned to the success of the Issuer.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to$1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it will experience limited growth. If the Company manages to raise only the minimum amount of funds, sought,

it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital. We do not want to build a company on credit and unless oil and gas prices jump substantially or the oil and gas production from the wells re-completed is greater than anticipated, we do expect the need to raise additional capital to support our working capital requirements as we grow. If we cannot raise additional equity capital, we will be forced to modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of capital could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's

control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying Common Shares as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

We are an early stage company and have not yet generated any profits
South Plains Petroleum, Inc. was formed on May 23, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Though we are acquiring substantial assets with cash flow, our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. The Company's bylaws direct that dividends will be paid on 5% of the gross proceeds once oil and gas prices are above certain plateaus as described in this offering. South Plains Petroleum, Inc. has incurred a net loss and has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals

for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Diverse Geological Risks
One significant way to reduce the inherent risks of oil and gas exploration and production is to achieve a level of diversification. This may be done in several ways, including spreading investment funds over a number of wells AND geologically diverse areas. This offering does offer some reduction of risks through diversification in the sense of offering differing geological risks, numerous wells and geologically diverse areas.

Oil and Gas Reserve Valuations
The valuation of SPP and the properties it is acquiring from Landmaster Partners, Inc. were determined based upon petroleum engineering performed by Zhengkun Zhang, a Chinese National in 2016. Mr. Zhang was a graduate of the University of Tulsa with a degree in Petroleum Engineering. Landmaster Partners, Inc. (Landmaster) retained him to conduct engineering on multiple properties during the first half of 2016. Landmaster is confident in his calculations based on his use of the Petra Geological Interpretation Software and after receiving confirmation of his calculations on basic data were received from log analysts at Schlumberger and other geologists and petroleum engineers familiar with the area in Abilene, Texas. The valuations used herein are based upon $45/barrel and are After Development Costs, Operating Costs and After-Tax Values.The valuation of the properties acquired from BGI were prepared by Dr. Cesar Abeigner, a third party Petroleum Engineer, to prepare the evaluation for BGI.

NeuHaus Advisors, Inc. Agreement
During January 2019, the Company entered into a one-year agreement with NeuHaus Advisors, Inc. a consulting group located in Houston, Texas, to assist in guiding the Company through the crowdfunding process, assist in audits, structuring the

offerings, locating platforms and legal assistance in the crowdfunding the Company anticipates conducting. The agreement calls for the Company to pay NeuHaus Advisors, Inc. a total of $30,000 at a rate of $2,500 per month as funds become available and a non-diluted 2% of the issued and outstanding shares of the Company through its Form C and Regulation A+ Offerings as well as an equal amount of Warrants to purchase Common Shares at a 50% discount to the Offering Prices in each.

Terms of Oil & Mineral Leases

Ownership of oil and gas minerals in the State of Texas and in general in the United States is governed by a mineral lease. Such mineral leases generally have terms and conditions particular to each lease and the most important clause is a termination clause which generally is triggered by production ceasing or drilling activities ceasing. In the case of both the Swenson and Kieke Leases, the entire land area consisting of 814 acres combined remain in full force and effect so long as there is any oil production on any part of the individual lease. The Kieke Lease, originally taken in 2015, has 229 acres and 1 producing oil well. The Swenson Lease, originally taken in 1951, has 585 acres and 3 producing oil wells and 1 saltwater injection well at this writing with 2 additional wells ready to be placed back into production.

Landmaster Partners, Inc. Operating Agreement

The Company will enter into an Operating Agreement with Landmaster Partners, Inc. ("Landmaster") wherein Landmaster will act as the licensed operator of record of the oil properties with the State of Texas until such time as the Company may establish itself as an Operator. Fees for such operations shall be on a well by well basis and be charged monthly. The Operating Agreement also contains an Operator's Lien whereby Landmaster may seize any oil revenues due SPP should SPP fail to pay its operating expenses.

Prices Received for Oil and Gas Produced

There is no guarantee the prices received for any oil or gas in the future or at the time of completion will render the well(s) commercial. Furthermore, there is no guarantee the state or federal government will not institute further price controls or regulations on the wells. There is no guarantee purchasers may burden production with surcharges due to over supply or other reasons.

Black Gold Exploration and Production, LLC Operating Agreement

Black Gold Exploration and Production, LLC is a Louisiana corporation and will act as the operator of the properties for South Plains Petroleum, Inc. and will rely upon third party contractors to conduct much of the work on the properties.

The Company is a Combination of Several Shut-In Assets

South Plains Petroleum, Inc. of itself has no operating history, revenues or assets. However, its management has secured options to purchase 2 large shut-in assets with historical operations and revenues. The West Central Texas properties were profitable even in recent years with extremely low oil prices and were shut in within the past 90 days to await new equipment to be acquired with the funds from this offering and the properties in Louisiana were profitable until shut in due to various reasons.

Prices for Oil and Gas Dependent Upon Market Conditions

Oil and Gas are considered commodities and are sold based upon trading prices in various locals depending on contracts and to whom they are sold. As such, no guarantees or set prices exist for the company's products.

The Company's success is based upon past performance.

While South Plains Petroleum, Inc. has no operating history nor revenues, it is acquiring existing oil and gas wells and properties with production histories and revenues. The Company's management believes that it can increase the production and thereby revenues by using new technologies and replacing obsolete equipment on the wells. Even though tests have been run recently, there are no guarantees the success of one test will be repeated on all the wells.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Concurrent Regulation D offering for $1,500,000

The concurrent Reg D offering is selling convertible securities that is senior to the securities being offered in this Regulation CF campaign.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Landmaster Partners, Inc. (Controlled by Richard Quintal as Vice President and Suzanne Ruffini as President) (See Company Securities for Additional Notes)	7,000,000	Common Stock	30.0
Black Gold, Inc. (Controlled by Nicolas Boatwright as President, Secretary and Treasurer) (See Company Securities for Additional Notes)	10,500,000	Common Stock	44.0

The Company's Securities

The Company has authorized Common Stock, Preferred Stock Series A, Preferred Stock Series B, Preferred Stock Series C, and 8% Convertible Bonds Plus Revenue Sharing. As part of the Regulation Crowdfunding raise, the Company will be offering up to 668,750 of Common Stock.

Common Stock

The amount of security authorized is 500,000,000 with a total of 5,195,755 outstanding.

Voting Rights

Each share is entitled to 1 vote

Material Rights

Outstanding Shares & Dilution

Prior to filing to the Form C, 1,491,500 shares were issued and outstanding.

Upon filing of the Form C, 3,035,505 shares are to be issued in accordance with the acquisition agreement for Swenson and Kieke oil and gas wells and leases.

Subsequent to this issuance, 5,195,755 shares will be issued and outstanding.

Possible issuances during the campaign

Contingent upon the success of the raise, additional share issuances may occur throughout the course of the campaign. Upon successfully raising $250,000, it will be paid to Landmaster Partners, Inc. to complete the Option to Purchase their interest in the Swenson and Kieke wells, re-establish production on the existing wells and begin drilling a new well on the Swenson property. In addition, 7,000,000 shares of Common Stock will be issued to Landmaster Partners, Inc. upon first payment. Richard Quintal is the Vice President of Landmaster Partners, Inc. and 24% owner, while Suzanne Ruffini is the President of Landmaster Partners, Inc. and 57% owner. Together they control Landmaster Partners, Inc.

Upon successfully raising the next $250,000, it will be paid to Black Gold, Inc. to complete the Option to Purchase their 7 wells and leases in Louisiana. In addition, Black Gold, Inc. will be issued 10,500,000 shares of Common Stock. Nicolas Boatwright is the President, Secretary and Treasurer and sole director as well as sole shareholder of Black Gold, Inc.

Assuming a fully subscribed offering of 668,750* shares and successful asset purchases of the above listed transactions, the total outstanding shares in the company would equal 23,596,755 shares of common stock. At a price per share of $1.60, the post money valuation under these circumstances would equal $37,754,808.

*Total shares sold in a fully subscribed StartEngine Reg. CF offering may be subject to adjustment for bonus shares. See "The 10% Bonus for StartEngine Shareholders" in the Offering Terms section for additional information.

<u>Common Stock</u>

The Corporation has five hundred million (500,000,000) shares of Common Stock authorized. Each share of Common Stock is entitled to 1 vote in each issue brought before the Shareholders for a vote at any authorized Shareholder meeting.

In addition, each share is entitled to its share of dividends per paragraph 68 of the Company Bylaws as stated below.

Dividend Fund

The Corporation shall set up and maintain a separate account entitled "Dividend Account" for paying Dividends to Shareholders based upon the following:

      a. When the Corporation receives $60.00 per barrel of oil and/or condensate sold, 5% of the GROSS revenue from that sale shall be deposited into the Dividend Account;

      b. When the Corporation receives $3.00 per thousand cubic feet of natural gas (mcfg) sold, then 5% of the GROSS revenue from that sale shall be deposited into the Dividend Account;

      c. It is understood that prices for some leases/properties/wells may be different from month to month and cause some leases to contribute while others do not;

      d. The funds in the Dividend Account shall not be used for operations or debt reduction;

e. The funds in the Dividend Account shall be paid out annually to all Common Shareholders of record with the stipulation that unless a single Shareholder's check for all shares held totals at least $1.00, it will not be issued as it would cost the Corporation more to process than what is paid;

f. The Dividend Fund may only be terminated upon a unanimous vote of all Directors.

Preferred Stock Series A

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock Series A.

Material Rights

The rights, terms, preferences and any other conditions are to be set by the Board of Directors when issued.

Preferred Stock Series B

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock Series B.

Material Rights

The rights, terms, preferences and any other conditions are to be set by the Board of Directors when issued.

Preferred Stock Series C

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock Series C.

Material Rights

The rights, terms, preferences and any other conditions are to be set by the Board of Directors when issued.

8% Convertible Bonds Plus Revenue Sharing

The security will convert into Common shares and the terms of the 8% Convertible

Bonds Plus Revenue Sharing are outlined below:

Amount outstanding: $1,500,000.00
Maturity Date: July 27, 2025
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Voluntary

Material Rights

75 - 8% Convertible Bonds Plus Revenue Sharing (the "Bonds") secured by the Company's assets. Each Bond shall

be valued at $20,000 and receive zero point zero five three four percent (0.0534%) of the Company's Gross Oil and

Gas Revenues. The Bonds mature no more than 5 years from the date of issuance but not less than 24 months at the

Company's pleasure.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuance of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

As of the date of the subsequent events on the financial statements attached as an exhibit to this Offering Document, and as noted in the subsequent events in the financials, 1,352,250 share which included 32,500 shares to NeuHaus Advisors, Inc. plus additional shares approved to cover the NeuHaus Advisors, Inc. contract which were not yet established as to the number of shares or the number of warrants.

During February 2019, the Company conducted the Private Placement wherein the company received cash and commitments for 136,500 shares. This Offering was shown under Note 7 Subsequent Events in the 4th paragraph under that note with the heading "Private Placement" The issuance of these shares caused an increase in NeuHaus Advisors, Inc. shares due from 32,500 to 35,000.

Contingent upon the actual filing of the Form C, South Plains Petroleum, Inc. will close on the acquisition of interests in the Swenson and Kieke oil and gas wells and leases. Offers were made to the individual owners (each one separately as each differed) to convert their working interests in the wells and leases into Common Stock in South Plains Petroleum, Inc. (SPP) upon the filing of the Form C. Those individuals who accepted the offer executed Assignments (Deeds to their Interest) which had to be notarized. SPP currently holds the executed Assignments of Interest (Deeds) transferring ownership to SPP. The only thing needed to happen to close the purchase is for a Form C to be filed. Those interests reflect as 3,035,505 shares to be issued as soon as the Form C is filed.

Additionally, South Plains Petroleum, Inc has authorized an additional 668,750 shares to be issued for the Form C plus any additional shares for the 10% bonus Startengine.com offers as a perk for the buyers in the first 24 hours. Those perk shares are not shown at this time as we have no idea as to how many there may be. NeuHaus Advisors, Inc. is not entitled to any further shares until the closing of the Form C Offering.

As cash is dispersed along the way, these following planned events will result in further dilution upon completion.

Upon closing on the $1,070,000, the following happens:

Upon raising the first $250,000, it will be paid to Landmaster Partners, Inc. to complete the Option to Purchase their interest in the Swenson and Kieke wells, re-establish production on the existing wells and begin drilling a new well on the Swenson property. Landmaster will be paid as soon as funds become available and begin returning wells to production with the first proceeds instead of waiting to be paid a lumpsum $100,000 or $250,000 as it can cost as little as $10,000 to place several of the wells back into production and begin cash flow. 7,000,000 shares of Common Stock will also be issued upon the first payment to Landmaster Partners, Inc. Suzanne Ruffini will become a major shareholder.

The next $250,000 will be paid to Black Gold, Inc to complete the Option to Purchase their 7 wells and leases in Louisiana along with the issuance of 10,500,000 shares of Common Stock. Nicolas Boatwright will become a majority shareholder at this time. The Company will pay him along the way in order to begin getting one of the wells ready to produce.

The remainder of the funds will be used to complete the newly drilled well on the Swenson and return at least 1 well to production in Louisiana as well as begin replacing some of the equipment in Texas.

No other individuals will be involved with the business until after the completion of the Form C Offering. Monroe Lawrence and Mark Channing will become Board Members only upon the completion of the funding and if it is successful in exercising both Options to Purchase.

Also, NeuHaus Advisors, Inc. will receive an undiluted 2% of the Company's Common Stock and an equal number of Warrants to purchase Common Shares at $0.80 per share which means if the Form C is not completely sold out, he will receive fewer shares than projected.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $136,500.00
  Number of Securities Sold: 136,500
  Use of proceeds: Cost of the Form C offering, prepayment to Landmaster Partners, Inc. and Black Gold
  Date: February 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock

Type of security sold: Equity
Final amount sold: $3,035,505.00
Number of Securities Sold: 3,035,505
Use of proceeds: Acquire interest in the producing oil properties in West Central Texas
Date: February 01, 2019
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Upon the filing of the Form C, South Plains Petroleum, Inc. will close on $3 million worth of assets from partners in the West Central Texas area oil wells thus giving it cashflow from the oil properties. With the funding from this crowdfunding we will increase the ownership in the same wells/properties. Should this funding be unsuccessful, the company will continue albeit slowly.

Foreseeable major expenses based on projections:

South Plains Petroleum, Inc. will need $100,000 to complete the Option to Purchase with Landmaster Partners, Inc. and another $150,000 to replace equipment on the wells and turn more of them on. Landmaster has agreed to begin turning on the wells immediately from the first funds rather than wait on the second funds to come in thus creating cash flow immediately for the company. The acquisition of Black Gold will require $250,000 which will come from this offering. At this time management expects to use funds from the last quarter of this funding to turn on 1 well in the Black Gold acquisition and use cash flow from the West Texas properties to turn on more of those wells until a subsequent offering is effective. If the company does not close on the Black Gold properties, it will continue to expand its Texas properties. The Company entered an agreement with Neuhaus Advisors to help in the filing of a capital raise immediately after the completion of this Form C funding.

Future operational challenges:

The Landmaster Partners, Inc. asset acquisition will acquire existing oil wells which will begin producing income to the company immediately upon returning them to production. The Company needs to raise $100,000 to effect the contract and another $150,000 to replace old equipment and drill a new development well. Once this is done, we expect revenue to be greater than $100,000 per month which should propel the company forward. The time line for this would be within 90 days of funding. Landmaster Partners has agreed to begin replacing equipment and turning on additional wells from the first money paid rather than wait thus giving the company immediate cash flow.

The Black Gold acquisition will more than double the company's reserves and give it a foothold in much larger oil plays in Louisiana. While more expensive to work on, these properties generate substantially more monthly cash flow and command better oil prices than West Texas oil.

The Company entered into an agreement with NeuHaus Advisors, Inc. to help facilatate a subsequent offering in excess of $10 million upon the close of the Form C funding. This will allow the company to vertically integrate its operations and expand.

Future challenges related to capital resources:

If the CF effort is moderately successful, South Plains will be able to fund its operations and development from the proceeds of oil and gas sales from its own wells although it would be slower than anticipated.

A subsequent capital raise offering will be pursued immediately upon closing of this Form C crowdfunding. The challenges to that will involve obtaining additional third party evaluations of the assets and audited financial statements as well as a comment session with the Securities and Exchange Commission.

Future milestones and events:

Tests performed during the past 6 months indicate that by replacing the existing equipment on the wells and making permanent repairs will increase the oil production over 3 times previous levels. Also the drilling and completion of one or more wells in the Texas leases should increase oil production by 50 barrels oil per day or over $60,000 per month. While the rework and replacing equipment is rather quick the drilling of the development well would be conducted simultaneous with replacing equipment and cash flow realized within about 90 days.

Contingent upon the actual filing of the Form C, South Plains Petroleum, Inc. will close on the acquisition of interests in the Swenson and Kieke oil and gas wells and leases. Offers were made to the individual owners (each one separately as each differed) to convert their working interests in the wells and leases into Common Stock in South Plains Petroleum, Inc. (SPP) upon the filing of the Form C. Those individuals who accepted the offer executed Assignments (Deeds to their Interest) which had to be notarized. SPP currently holds the executed Assignments of Interest (Deeds) transferring ownership to SPP. The only thing needed to happen to close the purchase is for a Form C to be filed. Those interests reflect as 3,035,505 shares to be issued as soon as the Form C is filed.

Additionally, South Plains Petroleum, Inc has authorized an additional 668,750 shares to be issued for the Form C plus any additional shares for the 10% bonus Startengine.com offers as a perk for the buyers in the first 24 hours. Those perk shares are not shown at this time as we have no idea as to how many there may be. NeuHaus Advisors, Inc. is not entitled to any further shares until the closing of the Form C Offering.

As cash is dispersed along the way, these following planned events will result in further dilution upon completion.

Upon closing on the $1,070,000, the following happens:

Upon raising the first $250,000, it will be paid to Landmaster Partners, Inc. to complete the Option to Purchase their interest in the Swenson and Kieke wells, re-establish production on the existing wells and begin drilling a new well on the Swenson property. Landmaster will be paid as soon as funds become available and begin returning wells to production with the first proceeds instead of waiting to be paid a lumpsum $100,000 or $250,000 as it can cost as little as $10,000 to place several of the wells back into production and begin cash flow. 7,000,000 shares of Common Stock will also be issued upon the first payment to Landmaster Partners, Inc. Suzanne Ruffini will become a major shareholder.

The next $250,000 will be paid to Black Gold, Inc to complete the Option to Purchase their 7 wells and leases in Louisiana along with the issuance of 10,500,000 shares of Common Stock. Nicolas Boatwright will become a majority shareholder at this time. The Company will pay him along the way in order to begin getting one of the wells ready to produce.

The remainder of the funds will be used to complete the newly drilled well on the Swenson and return at least 1 well to production in Louisiana as well as begin replacing some of the equipment in Texas.

No other individuals will be involved with the business until after the completion of the Form C Offering. Monroe Lawrence and Mark Channing will become Board Members only upon the completion of the funding and if it is successful in exercising both Options to Purchase.

Also, NeuHaus Advisors, Inc. will receive an undiluted 2% of the Company's Common Stock and an equal number of Warrants to purchase Common Shares at $0.80 per share which means if the Form C is not completely sold out, he will receive fewer shares than projected.

The completion of the Black Gold acquisition and bringing one or more of their wells into production would jump production and cash flow by as much as $100,000 per month per well. We expect that to begin within 5 months.

Paying dividends to shareholders from revenues of oil and gas production and sales. Based on todays oil prices, some dividends could be paid next year.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

South Plains Petroleum is a newly formed company which hopes to combine the assets of 2 successful oil and gas companies. As such, the assets of the company are oil and gas wells and once acquired, the company hopes to have cashflow from these assets and shareholder loans if necessary.

The Company is concurrently running a Regulation D offering for 75 convertible bonds with a total raise amount of $1,500,000. See the Company Securities section for more information.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised in this offering will jumpstart the business as they will be used as the down payment on the assets and fund increasing the oil and gas production. Based on timing estimates of this funding, production was curtailed or ceased during the past 5 months anticipating making permanent repairs to the wells rather than temporary repairs. New equipment is on location at some of the wells awaiting a rig to move in and run the tubing and rods into the wells or replace broken rods.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this offering are 100% vital to South Plains Petroleum moving forward. However, with that being said, during the months of February and March 2019, South Plains Petroleum offered to acquire additional working interests in the Texas oil wells/properties for stock only. Numerous partners agreed to accept the offer while others did not. Approximately $3 million in working interest from existing partners in the oil and gas properties was agreed to be sold to South Plains Petroleum for stock only contingent upon the filing of the Form C as evidence that the company is moving to raise additional funds to create additional shareholder value. Once the Form C is filed, the title on the interest transfers thereby giving South Plains Petroleum an income and assets before any funds are raised. Landmaster Partners has agreed to use the first money it receives from South Plains Petroleum to implement operations to place the oil properties into production rather than insist on the entire $100,000 down payment upfront.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Since the oil properties have been profitable over the past 4 years with oil prices at levels nearly much below current levels, we would expect South Plains Petroleum to continue indefinitely. This belief is based upon past performance of the properties.

How long will you be able to operate the company if you raise your maximum funding goal?

South Plains Petroleum would continue to grow with the maximum amount and begin the process of filing for a subsequent offering/registration immediately upon the close of this Form C offering to eventually potentially become listed on a public stock exchange within the next 12 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

South Plains Petroleum can always approach other oil and gas companies to join it in developing the properties if needed or sell a property. The properties are expected to produce more than twice their recent production rates with the new equipment/repairs based upon tests performed during December 2018 and January 2019 on the properties. At current price levels that would translate into substantial monthly cash flows.

Indebtedness

- **Creditor:** Suzanne Ruffini
  Amount Owed: $5,000.00
  Interest Rate: 0.0%
  Maturity Date: April 15, 2019

- **Creditor:** Landmaster Partners, Inc.
  Amount Owed: $1,900,000.00
  Interest Rate: 6.0%
  Maturity Date: September 15, 2021
  Landmaster Partners, Inc. note to be executed upon purchase of LMP Holdings, Inc. Not an active note until purchase consummated with $100,000 down payment.

- **Creditor:** Black Gold, Inc.
  Amount Owed: $3,250,000.00
  Interest Rate: 6.0%
  Maturity Date: November 30, 2021
  This note does not go into effect until purchase of Black Gold, Inc. consummated with down payment of $250,000

- **Creditor:** Neuhaus Advisors Inc.
  Amount Owed: $30,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2019
  Pay as funds become available.

Related Party Transactions

- **Name of Entity:** Richard Quintal
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Richard Quintal is the President of South Plains Petroleum, Inc. and owns 17% of its stock and he is the Vice President of Landmaster Partners, Inc. and Vice President of LMP Holdings, Inc. He owns approximately 24% of the stock in Landmaster Partners, Inc. and LMP Holdings, Inc. is a wholly owned subsidiary of Landmaster Partners, Inc.
  Material Terms: Richard Quintal executed the purchase agreement with Landmaster Partners, Inc. on behalf of South Plains Petroleum, Inc. whereby Landmaster is to be paid $2 million in cash and issued 7 million shares of Common Stock based upon a price of $2 per share. The valuation was based upon an oil and gas engineering report commissioned by Landmaster Partners, Inc. in 2016 in relation to a previous sale to a Canadian Publicly Traded Company for securities reasons and was based upon $45 per barrel oil over the life of the properties. Oil prices are now above $60 per barrel thus making the report out of date.

- **Name of Entity:** Suzanne Ruffini
  Relationship to Company: She was sole shareholder present at first shareholder meeting and thus a 50% owner at the time.
  Nature / amount of interest in the transaction: Suzanne Ruffini is a 57% owner of Landmaster Partners, Inc. and its President. She is also the President of LMP Holdings, Inc. a wholly owned subsidiary of Landmaster Partners, Inc. She was the only shareholder at the initial shareholders meeting and a 50% owner of South Plains Petroleum, Inc. when it agreed to acquire LMP Holdings, Inc. for the values declared.
  Material Terms: Landmaster Partners, Inc. agreed to sell its interests in the Swenson Land & Cattle Co. and Kieke oil leases to South Plains Petroleum, Inc. for $2 million in cash over a 2 year period with payments being made from a

percentage of production and accept 7 million shares of stock valued at $2 per share based upon a 2016 petroleum engineering report Landmaster commissioned in conjunction with its sale to a Canadian public company for filing with the Canadian Securities Commission.

- **Name of Entity:** Landmaster Partners, Inc.
  Names of 20% owners: Suzanne Ruffini, Richard Quintal
  Relationship to Company: Common Directors and Officers
  Nature / amount of interest in the transaction: Landmaster Partners, Inc. will act as the licensed oil and gas operator of the oil properties in Texas while South Plains Petroleum, Inc. owes it money.
  Material Terms: Landmaster Partners, Inc. will conduct operations on the wells and make regulatory filings on behalf of the properties in Texas while South Plains Petroluem, Inc. owes it money.

Valuation

Pre-Money Valuation: $8,313,208.00

Valuation Details:

The pre money valuation is calculated based on 1,491,500 shares issued prior to the Form C filing and 3,035,505 shares to be issued contigent on the filing of the Form C.

In addition, subject to success of the fundraise and subsequent to asset purchases, an additional 17,500,000 shares may be issued to Landmaster Partners Inc and Black Gold Inc. Assuming a fully subscribed offering of 668,750* shares and successful asset purchase above mentioned transactions, the total outstanding shares in the company would equal 23,596,755 shares of common stock. At a price per share of $1.60, the post money valuation under these circumstances would equal $37,754,808.

Total shares sold in a fully subscribed StartEngine Reg. CF offering may be subject to adjustment for bonus shares. See "The 10% Bonus for StartEngine Shareholders" in the Offering Terms section for additional information.

Premoney evaluation was based on previous cash offers from third parties over the past 3 years to acquire the same properties for which the company holds options to purchase and current commitments to acquire interest is these same oil and gas properties from 3rd parties to sell their interests to South Plains Petroleum, Inc. for stock with NO cash being paid. Furture valuations of common shares will be based upon cash flow of the properties and estimated oil and gas reserves and the current prices being paid for oil and gas.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Operations*
  70.0%
  Funds will be used to purchase Landmaster Partners, Inc. interest in the Swenson and Kieke wells and complete acquisition of Black Gold and, bring oil and gas wells into production.

- *Marketing*
  5.0%
  Funds will be used to communicate with shareholders and potential investors.

- *Working Capital*
  10.0%
  Reserve against revenues from oil and gas production.

- *Research & Development*
  9.0%
  Buying equipment to do well maintenance and workovers.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  5.0%
  Funds will be used to communicate with shareholders and potential investors.

- *Operations*
  70.0%
  Funds will be used to purchase Landmaster Partners, Inc. interest in the Swenson and Kieke wells and complete acquisition of Black Gold and, bring oil and gas wells into production.

- *Research & Development*
  9.0%
  Buying equipment to do well maintenance and workovers.

- *Working Capital*
  10.0%
  Operational fund reserve against future sales of oil and gas

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.southplainspetroleuminc.com (https://www.southplainspetroleuminc.com/financials/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/south-plains-petroleum

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR South Plains Petroleum Inc

[See attached]

I, Richard A. Quintal, the President of South Plains Petroleum, Inc., hereby certify that the financial statements of South Plains Petroleum, Inc. and notes thereto for the periods from inception on May 23, 2018 thru December 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below will reflect accurately the information to be reported on our federal income tax returns.

South Plains Petroleum, Inc. is a newly formed corporation and had no activity per its corporate tax returns. As such, it has had no income other than a minimal amount needed to open its bank accounts.

The accompanying notes are an integral part of these financial statements.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement of Certification has been executed as of the 18th day of April 2019.

Richard Quintal | 4/18/19

Richard A. Quintal, President | Date

Independent Accountant's Review Report

To the Management of South Plains Petroleum, Inc

I have reviewed the accompanying financial statements of South Plains Petroleum, Inc, which comprise the balance sheet as of December 31, 2018, and the related statement of income, changes in stockholder' equity, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Managements Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with principles generally accepted in the United States of America.

Bill R. West, CPA

Rockwall, Tx
April 18, 2019

SOUTH PLAINS PETROLEUM, INC.

402 Cypress Street, Suite 809
Abilene, Texas 79601

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE PERIOD SINCE INCEPTION

(MAY 23, 2018)

THRU

DECEMBER 31, 2018

South Plains Petroleum, Inc.
402 Cypress Street, Suite 802
Abilene, Texas 79601

Index to Financial Statements
(unaudited)

South Plains Petroleum, Inc.
402 Cypress Street, Suite 802
Abilene, Texas 79601

BALANCE SHEET
DECEMBER 31, 2018
(unaudited)

ASSETS

CURRENT ASSETS	
CASH	320
ACCOUNTS RECEIVABLE	0
TOTAL CURRENT ASSETS	320

LIABILITIES

CURRENT LIABILITIES	
ACCOUNTS PAYABLE	0
ACCRUED EXPENSES	0
TOTAL LIABILITIES	0

SHAREHOLDER'S EQUITY	
SHARE CAPITAL (PREPAID)	400
DEFICIT (banking fees)	(80)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	320

South Plains Petroleum, Inc.
402 Cypress Street, Suite 802
Abilene, Texas 79601

Statement of Operations
From Inception May 23, 2018 thru December 31, 2018

REVENUE	$ 0
TOTAL REVENUE	$ 0
EXPENSES	$ 80
TOTAL EXPENSES	$ 80
INCOME BEFORE INCOME TAX	$ 0
PROVISION FOR INCOME TAX	$ 0
NET INCOME	$(80)

Statement of Shareholders' Equity
From Inception May 23, 2018 through December 31, 20

| | Common Stock | | Subscription | Accumulated | Total |
	Shares	Prepayment Amount	Receivable	Earnings	Stockholder's Equity
Balance May 23, 2018	-	-	-	-	0
Issuance of Shares	0	$ 400	(400)	0	0
Net Income (Loss)	-	-	-	(80)	(80)
Balance Dec. 31, 2018	0	$ 400	(400)	(80)	(80)

Statement of Cash Flows
From Inception May 23, 2018 through December 31, 2018

OPERATING ACTIVITIES

Net Income	$ (80)
Net Cash Provided by Operating Activities	**$ (80)**

INVESTING ACTIVITIES

Investments	$ -
Net Cash Used for Investing Activities	$ -

FINANCING ACTIVITIES

	$ 400
Net Cash Provided by Financing Activities	$ 400

Net Change in Cash	$ 320
Cash at Beginning of Period	0
Cash at End of Period	$ 320

NOTES TO FINANCIAL STATEMENTS AS OF MARCH 27, 2019

Note 1.   **Incorporation and Nature of Operations**

South Plains Petroleum, Inc. ("SPP") was formed on May 23, 2018 ("Inception") in the State of Texas. The financial statements of SPP (which may be referred to as the "Company", "we", "us" or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in Abilene, Texas.

The principal business of SPP will be the acquision, operation, development, production and sale of oil and gas properties for its own account. This shall include purchasing properties, which are generally known as "leases," with existing wells and for development through drilling. As SPP grows it anticipates creating a wholly owned subsidiary oil well service business which will own and operate both for its benefit and third parties well servicing rigs, reverse circulating rigs with power swivels, water/pump trucks to haul water and chemicals and tubing testing rigs. These basic pieces of equipment shall reduce SPP's dependence on third parties for the work as well as reduce its cash outlays for development and workover operations.

To date the Company has had no business nor operations. During the month of January 2019 SPP negotiated agreements to purchase several large oil and gas properties and Options were signed on February 1, 2019. The terms and conditions of those Option's are discussed in more detail below in Notes 4 and 7 .

Note 2.   **Summary of Significant Accounting Policies**

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market

participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues when oil and gas produced from its wells is sold or oil properties are resold and when the subsidiary service company is created from services provided to third parties.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Texas state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Property and Franchise Taxes

The various properties the Company plans to acquire may be subject to taxes from local authorities including counties, school districts, and possibly cities in rare instances. The State governments may also have taxes on offices including furnishings etc.

Insurance Costs

Initially, the Company plans to contract with Landmaster Partners, Inc. to operate its wells in Texas. The Company plans to contract Black Gold Exploration and Production, LLC, which is an affiliate of Black Gold, Inc., to operate its properties in Louisiana. As part of the contracts to operate, SPP shall require a general liability insurance policy together with not less than a $3 million Umbrella Policy which shall be charged to SPP as an ongoing operating expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Note 3.   Debt

Rushton and Revard Notes

As of December 31, 2018, the Company had no debt. However, during the month of January 2019 the Company agreed to repay Suzanne Ruffini the sum of $5,000 within 90 days for expenditures by Charlie Rushton and Paul Revard related to conducting due diligence regarding various business opportunities presented to the Company. The $5,000 bears no interest and is due by April 15, 2019.

Note 4.   **Commitments and Contingencies**

Landmaster Partners, Inc. Notes

During January 2019, the Company entered into an Option to Purchase agreement to purchase certain oil and gas wells and properties from Landmaster Partners, Inc. ("Landmaster") from Landmaster. The Swenson and Kieke oil and gas properties contain 10 existing oil wells located in Haskell County, Texas with current oil production. Landmaster is a related party as Richard Quintal owns approximately 25% of Landmaster's stock and Suzanne Ruffini owns approximately 50% of Landmaster's stock while others own the remaining 25%. At the time of the transaction, Richard Quintal and Suzanne Ruffini were the only shareholders of SPP. The transaction was based upon an engineering report commissioned by Landmaster during merger negotiations with a Canadian Publicly traded company and were based upon a constant oil price of $45.25 per barrel oil sold for the life of the properties. SPP paid approximately ½ of the Present-Day Value of future cash flow discounted at 20% per annum. The engineering reports estimated over 3 million barrels oil recoverable from the developed properties which equates to SPP paying about $5.34 per barrel.

The transaction included paying Landmaster $100,000 within 90 days of the effective date which was determined to be March 1, 2019, $1,900,000 over 24 months with payments to begin on September 20, 2019 and to be approximately 30% of the Net Revenue generated from the properties conveyed and 7 million shares of Common Stock valued at $2 per share for a total value of $16,000,000.

Landmaster Partners, Inc. will deliver approximately 30.2% Net Revenue Interest on the Swenson Brothers Land & Cattle Co. lease and wells and 44% of the Net Revenue Interest on the Kieke lease and well.

NeuHaus Advisors, Inc.

During January 2019, the Company entered into a one-year agreement with NeuHaus Advisors, Inc. a consulting group located in Houston, Texas, to assist in guiding the Company through the crowdfunding process, assist in audits, structuring the offerings, locating platforms and legal assistance in the crowdfunding the Company anticipates conducting.

The agreement calls for the Company to pay NeuHaus Advisors, Inc. a total of $30,000 at a rate of $2,500 per month as funds become available and a non-diluted 2% of the issued and outstanding shares of the Company through its Form C and Regulation A+ Offerings as well as an equal amount of Warrants to purchase Common Shares at a 50% discount to the Offering Prices in each.

Oil Purchase Agreements

During August 2018, Landmaster entered into an agreement with Transoil Marketing, LLC regarding the price they pay for oil sold from the Haskell County, Texas properties. The agreement is month to month and requires Transoil Marketing, LLC to pay no less than $2.85 under the Sun Oil Company's monthly averaged Posted Oil Price for West Texas Intermediate Sweet regardless of what area pipelines are surcharging.

Landmaster Partners, Inc. Operating Agreement
The Company will enter into an Operating Agreement with Landmaster Partners, Inc. ("Landmaster") wherein Landmaster will act as the licensed operator of record of the oil properties with the State of Texas until such time as the Company may establish itself as an Operator. Fees for such operations shall be on a well by well basis and be charged monthly. The Operating Agreement also contains an Operator's Lien whereby Landmaster may seize any oil revenues due SPP should SPP fail to pay its operating expenses.

Swenson and Kieke Oil Leases
Ownership of oil and gas minerals in the State of Texas and in general in the United States is governed by a mineral lease. Such mineral leases generally have terms and conditions particular to each lease and the most important clause is a termination clause which generally is triggered by production ceasing or drilling activities ceasing. In the case of both the Swenson and Kieke Leases, the entire land area consisting of 814 acres combined remain in full force and effect so long as there is any oil production on any part of the individual lease. The Kieke Lease, originally taken in 2015, has 229 acres and 1 producing oil well. The Swenson Lease, originally taken in 1951, has 585 acres and 3 producing oil wells and 1 saltwater injection well at this writing with 2 additional wells ready to be placed back into production.

Litigation
We are currently not involved with nor know of any threatened or pending litigation against the Company or any of its Officers.

Note 5.   Stockholders' Equity

As of December 31, 2018, the corporation had issued no shares because no stock certificates had been ordered or received as of this date but it had accepted a $400 prepayment toward issuance of common shares. On February 1, 2019 at the initial shareholders meeting Richard Quintal was nominated and elected the sole Director by the 2 Sole shareholders, he and Suzanne Ruffini. At that meeting they approved issuance of a total of 1,352,250 Common Shares of stock plus shares for the NeuHaus Advisors, Inc. group which vary pending receipt of stock certificates, the filing of the Form C with the SEC and other contingencies related to the acquisitions of Landmaster Partners, Inc. and Black Gold, Inc. properties. No other transactions occurred.

Common Shares
South Plains Petroleum, Inc. has authorized 500,000,000 shares of common stock with no par value. As of April 18, 2019, the Company has authorized the issuance of 1,352,500 shares of Common Stock upon the filing of the Form C and other contingencies associated with the acquisitions of Black Gold, Inc. and Landmaster Partners, Inc. properties. The Company's Bylaws

designate that once oil and gas prices reach a certain plateau 5% of the gross revenues shall be deposited into a dedicated Dividend Fund to be paid to the Common Shareholders.

South Plains Petroleum, Inc. has authorized 50,000,000 shares of Preferred Series A Stock with all terms, conditions and convertibility to be designated by the Board of Directors when issued. As of April 18, 2019, the Company has not authorized the issuance of any Preferred Series A Stock.

South Plains Petroleum, Inc. has authorized 50,000,000 shares of Preferred Series B Stock with all terms, conditions and convertibility to be designated by the Board of Directors when issued. As of April 18, 2019, the Company has not authorized the issuance of any Preferred Series A Stock.

South Plains Petroleum, Inc. has authorized 50,000,000 shares of Preferred Series C Stock with all terms, conditions and convertibility to be designated by the Board of Directors when issued. As of April 18, 2019, the Company has not authorized the issuance of any Preferred Series A Stock.

Note 6. Related Party Transactions

Suzanne Ruffini
As outlined in Note 3 above, the Company agreed to repay Suzanne Ruffini $5,000 for expenditures related to due diligence on various opportunities by former associates of SPP.

Landmaster Partners, Inc.
As outlined in Note 4 above, the Company entered an Option to Purchase with Landmaster Partners, Inc. ("Landmaster") and fully intends to move forward with the purchase. Richard Quintal is the Vice President of Landmaster and owns approximately 25% of its shares. He was also the President and only director of SPP at the time the agreement was reached. Suzanne Ruffini is the President of Landmaster and owns approximately 50% of its stock. She was the only other shareholder in SPP at the time the agreement was reached. Because the transaction was related, Ms. Ruffini and Mr. Quintal agreed to forgo the full value of the oil properties accepting a PV20 valuation and a constant price with no secondary recoveries included rather than the traditional PV10 with an escalating oil price. It is anticipated that Ms. Ruffini and Monroe Lawrence will join the Board of Directors **upon execution of the LMP Holdings, Inc. acquisition**.

In addition to the Purchase of the Swenson and Kieke wells and leases from Landmaster Partners, Inc., SPP will enter into an Operating Agreement with them tasking them to develop, maintain, make regulatory filings, and all other aspects of the operation and production of the oil properties until such time as SPP is licensed to conduct such operations on its own.

Note 7. Subsequent Events

The Company has evaluated subsequent events that occurred after December 31, 2018 through April 18, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time, other than those herein noted below, which would have a material effect on these financial statements.

Black Gold, Inc.
During January 2019, SPP executed an Option to Purchase with Black Gold, Inc. ("BGI") to acquire it and its oil and gas wells located in Louisiana. The purchase terms include an initial payment of $250,000 in cash, a promissory note in the amount of $3,250,000 to be paid out over 24 months from 30% of the Net Revenue produced by the acquired properties and 10,250,000 shares of the Company's Common Stock valued at $2 per share for this transaction for a total valuation of $24 million. The purchase and valuation was precluded upon similar terms and conditions as were used with the purchase of the Swenson and Kieke wells and leases from Landmaster Partners, Inc.

A third-party evaluation and potential overview report was prepared by Dr. Cesar Abeigner on the Louisiana properties within the past few months which estimated over 5 million barrels oil and gas equivalent recoverable from the 7 wells being acquired. The BGI properties contain 7 existing shut-in wells up to 15,000 feet deep which need reworking with costs estimates ranging from $125,000 to as much as $850,000. Projected revenues from the wells after successful reworks are in excess of **$1 million per month**. It is also anticipated that Nic Boatwright and Mark Canning will become directors and officers of SPP **once the initial $250,000 payment is executed.** BGI will deliver 100% of the Working Interest or 75% Net Revenue Interest in the properties.

Private Placement
During February 2019, the Company conducted a quick Private Placement of its stock wherein it offered the shares for $1 per share. The funds raised in that offering were used to defray costs associated with this crowdfunding and jump start the Company's business plan as outlined herein. The Company received $39,000 for 39,000 shares of Common Stock in that offering and had an additional $97,500 committed to, but as of this date, had not received.

Acquisition of Working Interests in Swenson Brothers Land & Cattle Co. Lease and Kieke Lease
During March 2019 the Company offered to acquire the working interest of individual working interest partners in these leases and the wells thereon based upon moving forward with the Form C offering. Since the Company valued the stock at $1 per share, it discounted the property valuations by 50% thereby equating the underlying stock value used to acquire Landmaster Partners, Inc.'s interest in these same leases and Black Gold, Inc.'s assets in which the Common Shares were valued at $2 per share. Based upon the acceptances received, the Company expects to issue an additional 3,035,505 shares of stock in exchange for 23% of the Working Interest or 18.4% Net Revenue Interest in the Swenson Brothers Land & Cattle Co. lease, 7.5% Working Interest or 6% Net Revenue in the Swenson 17 well and 33.5% Working Interest or 26.8% Net Revenue Interest in the Kieke Lease and well.

With these acquisitions, SPP will own approximately 67% Working Interest or 48.6% Net Revenue Interest in the existing wells on the lease and approximately 93% Working Interest or approximately 70% Net Revenue Interest in the undeveloped acreage in the Swenson Brothers Land & Cattle Co. property. SPP will own approximately 43.5% Working Interest or 34.8% Net Revenue Interest in the Swenson 17 well. And finally, SPP will own approximately 93% of the Working Interest or 69% Net Revenue Interest in the Kieke well and undeveloped acreage on the lease.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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South Plains Petroleum, Inc. is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.



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South Plains Petroleum, Inc.
Rediscovering Energy
Regulation Crowdfunding
Abilene, TX
Business to Business
Accepting International Investment
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$480.00 minimum investment

Overview Team Terms Updates Comments Share

Investor Snapshot

Company Description

South Plains Petroleum, Inc. uses modern technologies to re-evaluate and reprocess data on old oil and gas wells to rediscover remaining reserves. This approach increases the Company's returns on investment by reducing outlays for exploration and infrastructure costs. Relying on a team of seasoned professionals, management has achieved a significant track record of successes.

Key Highlights

- We hold Options to Purchase substantial oil and gas reserves which include 17 existing wells and over 50 developmental well sites containing over 8 million barrels of oil and gas equivalent from affiliated parties.
- Upon Filing of this Crowdfunding, the Company closed on over $3 million worth of interests in 10 existing wells with development acreage.
- Upon completion of a fully subscribed Offering, SPP will have an international Board of Directors with over 100+ years tactical experience in the key areas of Oil well/field evaluations and internet marketing.

Security Type	Price Per Share	Pre-Money Valuation	# of Employees
Common Stock	$1.60	$8.313M*	4

**Contingent upon the certain events throughout the course of this campaign, up to 17,500,000 additional shares of common stock may be issued, resulting in a post-money valuation of $37.7M assuming a fully subscribed offering (subject to adjustment for bonus shares). See details in Offering Terms below.*

5% Bonus Shares	10% Bonus Shares	15% Bonus Shares	20% Bonus Shares
If you invest $1,600+, you will receive a 5% bonus.	If you invest $3,200+, you will receive a 10% bonus	If you invest $6,400+, you will receive a 15% bonus.	If you invest $9,600+, you will receive a 20% bonus.
Invest	Invest	Invest	Invest

Our mission is to build shareholder value by acquiring distressed or undervalued proven developed and undeveloped oil and gas assets in the US that offer the greatest potential returns. To create and build a dividend paying public oil and gas company that investors want to own and hold.

The Problem

Invest in South Plains Petroleum, Inc.



The United States is blessed with natural resources, oil and natural gas chief among them. Since the 19th century, this abundance has shaped America into both the leading oil and natural gas consumer in the world, and a leading global producer. Oil and natural gas have literally fueled the modern era and the importance of these two commodities to our economy cannot be understated. **That's why, despite the shift towards renewable energy sources, the oil and natural gas industries continue to grow.**

As the demand for cheap energy has risen, the industries have had to find new ways to keep production high. For a long time, while exploration and development were less expensive, the easiest course of action was to plug an under-performing well and drill a new one, leaving good resources in the ground written off. While the industry has

moved on to horizontal drilling and fracking to increase production, South Plains Petroleum knows there's still substantial value in those old well sites.

The Market

The Oil and Gas Market

The U.S. is both the world's largest oil consuming nation and the world's largest natural gas consuming nation, consuming nearly 913.3 million metric tons of oil and 27.1 trillion cubic feet of natural gas in 2017. In recent years, the Oil and Gas Extraction industry has been challenged by a decline in oil and natural gas prices and a slow demand due to an oversupply in the market and weaker global economic growth. According to the IEA (International Energy Agency), they believe the US will enjoy the biggest oil and gas boom ever in the next few years and by the late 2020's, the US will become the undisputed global oil and gas leader for decades to come. This growth is expected to be the result of a strong rise in demand as China, India and SE Asia all turn away from coal to cleaner energy sources.



Sources:
http://fortune.com/2017/11/14/us-oil-and-gas-boom/
https://www.statista.com/topics/1706/oil-and-gas/

The Solution

The South Plains Petroleum, Inc. Approach

Rather than gamble money on risky exploration, South Plains Petroleum identifies older oil and natural gas deposits with proven production records for re-development. **Many times, by using new technology and/or simply modern equipment, South Plains Petroleum can take a defunct well, shut down due to lack of production or technical issues, and bring it back online.** The process requires a fraction of the original investment and is ultimately low-risk, creating a win-win scenario for both South Plains Petroleum, and their shareholders.



Right now, South Plains Petroleum is a small oil and natural

Right now, South Plains Petroleum is a small oil and natural gas producer focusing on this redevelopment approach. Knowing just how vast the potential for this market is, we believe, with your help, South Plains Petroleum could be transformed into a major American oil producer and a driving force for revitalization of our older oilfields.

The Business Model

How does South Plains Petroleum, Inc. work?

When it comes to oil and natural gas production, South Plains Petroleum works just like any other oil and natural gas company: we own wells, we operate those wells, and then we sell what comes out of them. But that's about as far as the similarities go.



Small companies might own a couple of wells and distribute locally, but their focus is on maintaining the wells they already operate. Large companies take a global approach, engaging in high profile exploration and large-scale well operation. But there's very little in between. That's where we come in.

South Plains Petroleum seeks to fill that middle ground by focusing on production and redevelopment while relying on exploration undertaken in the past. We identify wells that have been shut down for mechanical or economic reasons in areas with known oil and natural gas deposits. Despite their status, many of these wells still have considerable reserves left and, with the right technology and practices, can be brought back into full production quickly and for little expense.

By targeting prospects which have successfully passed a vigorous checklist, we significantly lower development costs. And by sticking with conventional wells and formations, our wells generally have lower decline rates than tight formations (shale) horizontally drilled thereby creating long-lived cash flows, value and returns to our potential shareholders.

The Roadmap

What is South Plains Petroleum, Inc.?

South Plains Petroleum, Inc. has 2 Option to Purchase Agreements for the acquisition of the assets from 2 successful oil and gas companies. The management of both companies had similar approaches to risk which led them to synergize their Texas and Louisiana assets. Together, they are creating a company which is dedicated to delivering returns to its shareholders and micromanage risks. **Our management will continue to take advantage of modern technologies by applying them to historical well and production data in areas where wells or entire oilfields were shut down for one reason or another – economic, mechanical or managerial – and abandoned to find oil and gas left behind.** South Plains Petroleum purchases those wells and redevelops their assets with modern technology, leading to the production of significant revenue streams from the regular production of oil and gas. Though there is risk inherent in any oil or natural gas venture, we believe by using pre-established offline wells, we lower the associated risk significantly, greatly reduce development costs and thereby reward our shareholders.



South Plains Petroleum is a traditional oil and gas production company with regard to how it earns revenues, but that is as far as it goes. The company does not attempt to produce tight reservoirs which require substantial investments in horizontal drilling and fracking. Nor does it engage in exploratory drilling or wildcatting. Instead, the company micromanages its risks by engaging in what we believe to be the lowest risks possible and works to develop proven assets into reliable revenue streams. Because of the size of the oil and gas industry, there are many of these type properties just waiting to be rediscovered.

The Marketing and Sales Strategy

The South Plains Petroleum, Inc. Vision

The United States is not only the leading oil and natural gas consuming nation on the planet, but also one of the largest producers of both commodities. In fact, the United States' current oil production, far outstrips any other time in our history. **Now is the best time to be in the oil and gas industry**.



South Plains Petroleum aims to bring as many oil and natural gas projects online as possible, first from our Optioned wells in Louisiana and Texas, and then through further acquisition. While we are more of a development company, rather than an exploration company, we currently contract a team of geologists to re-survey abandoned wells. We are always looking for new places to expand.



With the funds made available through this equity crowdfunding campaign, we plan to turn-on additional wells from our Optioned inventory and create new revenue streams to sustain the company and allow it to grow, if needed, solely from its own revenues. Once our current wells are re-equipped, production is expected to more than double based upon recent test results and the majority of these funds along with cash flow will be used for redevelopment and expansion of our existing fields and wells.



As a private oil company, we cannot leverage our reserves, only our production. **But as a public company with your investment, we think we'll be able to increase liquidity and put our reserves on the books, with the goal of significantly raising our net worth.** With our knowledge and expertise, we believe that with each well we place back into production will increase the value of the Company. Our success will be your success.

Our size and nimbleness allows us to find these hidden gems and act on them quickly. With this advantage, we expect the Company to grow quickly and steadily. We believe that all it will take is this one crowdfunding campaign to springboard us into the future.

The Competition

The South Plains Petroleum, Inc. Advantage

According to our research, South Plains Petroleum is one of the few companies to operate with this approach in the United States and because of that, we have nearly unfettered access to wells in these decrepit states. These underperforming and abandoned wells are burdens on the companies that own them, both financially and physically. That's why, with little competition in this area, we can make outstanding acquisitions to the point that in some



instances, they give us the wells for simply accepting the plugging liabilities.



Upon the filing of this Crowdfunding, South Plains Petroleum will close on and own substantial known oil and gas reserves which are partially developed. Within the past 5 months, tests on one of the wells in Texas was conducted which more than doubled existing oil production using new equipment. Utilizing funds from this offering South Plains Petroleum plans to outfit the remaining wells with similar equipment and repairs from which it expects to see similar results.

Make no mistake: With the acquisition of the Texas wells and properties, we have an established foundation from which to grow the Company and with your investment, we can jump start the process.

The Financials

Monthly Cash Flow Growth!

There are few businesses in which the opportunity realistically exists to grow from an acorn to a mighty oak tree inside 5 years. However, the oil industry is one of those. Generally it happens with a big discovery, but in South Plains Petroleum's case, we believe it can happen based upon the assets in hand being placed back into production and the remainder of the properties developed. While we are limited in what we can project, it is safe to say that as oil prices rise, production increases and the Company is not investing today's cost to acquire or develop these properties, our return on investment should be substantially higher than if we had to first find the oil, drill the well, build the roads, build the pipelines and build the storage facilities in order to start production.

Completing the Swenson #9 Well



The Team

About South Plains Petroleum, Inc.

South Plains Petroleum, Inc. was first the vision of several oil and gas executives who had a goal of pooling



several of their most successful assets into a company whereby they could access capital not easily available to each individually. Thus, South Plains Petroleum was founded. Having succeeded in establishing a system that more often than not resulted in profits, they decided that with the current swing in oil prices it was time to go big. Richard Quintal, utilizing his business background pushed to create not just another company, but one that would leave a legacy.

Shortly after taking control of South Plains Petroleum, he was introduced to Nicolas Boatwright who had also been pursuing a similar path in acquiring existing wells and reworking them, only Nic's playground was South Louisiana's deeper wells. While the deeper wells offered greater returns, they also came with greater costs.

After several meetings, Nic and Richard agreed to pool their efforts as it was a win win situation: Nic and his Louisiana oil properties would join the Company *after* it had acquired the Texas Properties and returned them to production. Thus, South Plains Petroleum would have cash flows from the Texas wells which could be used to turn on the bigger and deeper Louisiana wells and Richard would remain onboard as a Board Member to see his vision fulfilled.

Finding Gushers is a passion both men share. To the right is the Swenson 1A well April of 2018 blowing oil.



The Investment and Use of Funds

Why You Should Invest in South Plains Petroleum, Inc.

In many ways, South Plains Petroleum is just like any other traditional oil and natural gas company that relies on regular production and sale to make a profit. What sets us apart is that rather than spending precious resources on exploration (trying to find the oil) and infrastructure (building pipelines and roads to the fields) development, we focus on overlooked oil and gas reserves in wells that have, for one reason or another - economic or mechanical - gone off the market. By acquiring these wells and implementing modern technology, we can increase physical production at these sites quickly and produce significant revenue streams through the traditional production of oil and gas.



South Plains Petroleum implemented shareholder friendly bylaws requiring dividends be paid when oil and gas prices exceed certain levels – something unheard of that will help protect shareholder value.



We expect our current inventory of wells will provide consistent sources of revenue once re-equipped and returned to production. The tasks of returning the wells to production ranges from something as simple as pulling tubing and replacing a joint which has a hole in it to replacing a pump jack with a jet pump to move more fluid to a bit costlier task of running a 4 1/2 inch liner inside 7 inch casing to stop it from leaking. All are normal daily operating procedures. We believe our model is as low risk as you can find in the industry.

With your investment in our equity crowdfunding campaign, we can skip years of development and production, and get right to expanding. With your help, we can change the face of the American oil and natural gas industry forever.



Launch on Startengine

Form C Initial Crowdfunding

May 2019

June 2019

Complete Acquisition of

Complete Acquisition Louisiana Wells

Anticipate closing on Louisiana Wells and turning on one well. (Anticipated)

July 2019

Q1 2020

File for Subsequent

West Texas Oil Properties

Anticipate turning on remaining wells and increasing cash flow through development (Anticipated)

Capital Raise

File with SEC for a subsequent capital raise. (Anticipated)

Meet Our Team





Richard A. Quintal

President

Mr. Quintal joined Landmaster Partners, Inc. in 2009 as Vice President during the drilling of their first well. He brought a vast business knowledge to the company. Working with the legal side of the business he reviewed possible merger candidates, details of oil property acquisitions, title opinions, contracts, attorneys, litigation and fundraising. He was also responsible for office personnel and day to day operations of the company. Mr. Quintal worked with several funding groups and oversaw financing of various oil projects. Mr. Quintal's knowledge of construction helped with lease negotiations and to appease landowners wary of oil operators.

Mr. Quintal has an uncanny eye for detail

Suzanne E. Ruffini

Board Member Upon Acquision of Landmaster Partners, Inc. Assets

Ms. Ruffini founded Landmaster Partners, Inc. in 2008 as its sole shareholder, officer and director. She utilized her knowledge of running a Naples, Florida construction office and dealing with subcontractors as a background to build Landmaster Partners, Inc. A quick study, she soon had a team of trusted professionals she called her "Go to Guys" whereby she passed all her opportunities for their expert opinions regarding the worthiness of her time and money. Ms. Ruffini brought in a select few as key investors and slowly began building the company into a niche of acquiring small oil properties with additional reserves behind pipe. After several small successes, she asked and preparedness for any and all operations. His attention to detail has paid off time and again when equipment failures occurred as they will and his ideas for backup and/or replacements saved the company both down-time and expense.

Prior to entering the oil and gas business Mr. Quintal's background included acting as owners' representative on the 50 story Thanksgiving Tower in downtown Dallas where he oversaw the tenant finish out projects ranging from $100,000 to $12 million. Mr. Quintal will revert to a Board Member upon the acquisition of Black Gold, Inc. whereupon Nic Boatwright will become the CEO and President of South Plains Petroleum, Inc.

her "team" why she wasn't making more money to which they answered, "you have to take bigger risks to make more". She quickly sold a number of those small properties and upon the advice of her "team" acquired the Swenson oil property.

After working with it for a year, she instructed her team to look for the not so obvious. One of her field supervisors pointed out that several of the old wells in the field had run Drill Stem Tests over the Upper Swastika Sand and never recovered anything, but that they must have seen something in the samples to indicate oil or they would not have run the tests. A recommendation was made to test the drilling breaks in the Swenson 14 well and when it was tested, it came in over 270 BOPD.

Ms. Ruffini then hired a geologist to conduct mapping of the field and further recommendations. Ms. Ruffini's forte is in oversight, insight and communication skills. Her vivacious character instantly melts even the hardest of heart to open up and indulge her requests. Through her tenacious attitude, she built Landmaster and now is looking to move on to the next plateau with SPP.



Nicolas Boatwright

CEO Upon Acquisition of Black Gold, Inc. Assets

Age 39 – At the age of 20, Mr. Boatwright began working on offshore platforms throughout the Gulf of Mexico, working on drilling rigs and production platforms. Through "hands on experience" his vast knowledge and expertise include but are not limited to deep water drilling, work over and completions, wire line operations, coiled tubing operations and production of oil and gas. Mr. Boatwright has also developed and established his own multi-million corporation, Black Gold, Inc. He has introduced cutting edge technology with an artificial lift product and radial drilling perforations on land based wells; saving companies 50% of



Mark Canning

Director of Marketing & Technology Upon Acquisition of Black Gold, Inc. Assets

Mark Canning, aged 44, is Irish and an internet marketing professional with over 20 years international business experience. He has over 10 years' experience in enterprise Search Engine Optimization and has worked with Fortune 500 companies including Allstate Insurance Company on internet marketing strategies. Mark has also worked in the environmental waste and recycling industry as an internet advisor, working with Sims Metal PLC, European Metal Recycling, Biffa and the UK Environment Agency. Mark is a computing graduate from Ulster University in Coleraine, Northern Ireland and a their overall expenditures as well as huge gains in well production. Within the last six years of developing and growing Black Gold, Inc., Mr. Boatwright has gained the confidence and business of well known associates and acquaintances worldwide. He has worked with several companies to develop multi-million projects by providing excellent service to maximize profits.

It is anticipated that Mr. Boatwright will become the President and CEO of South Plains Petroleum, Inc once the acquisition is completed. SPP's current management shall remain involved as advisors and operators of some of South Plains Petroleum, Inc oil properties.

Northern Ireland and a Management Graduate from Harvard University, Cambridge, Massachusetts. Mark's experience and knowledge is expected to keep South Plains Petroleum's investors and shareholders well informed of Company achievements and events through timely press releases and updates via the internet. He will also be responsible for brand development online and managing our online communities.

Offering Summary

Company :	South Plains Petroleum Inc
Corporate Address :	402 Cypress Street, Suite 809, Abilene, TX 79601-5156
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$480.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	6,250
Maximum Number of Shares Offered :	668,750
Price per Share :	$1.60
Pre-Money Valuation :	$8,313,208.00

Maximum subject to adjustment for bonus shares. See Bonus information below

Investment Bonuses

If you invest $1,600+, you will receive a 5% bonus.

If you invest $3,200+, you will receive a 10% bonus.

If you invest $6,400+, you will receive a 15% bonus.

If you invest $9,600+, you will receive a 20% bonus.

The 10% Bonus for StartEngine Shareholders

South Plains Petroleum Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1.60 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $160 Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

23 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, South Plains Petroleum, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in South Plains Petroleum, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, South Plains Petroleum, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in South Plains Petroleum, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine


END OF UPDATES



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Richard Quintal - **South Plains Petroleum, Inc.** 2 days ago
UPDATE: A little over a week ago, Nicolas Boatwright initiated a chemical treatment on our deepest well to remove or reduce a blockage. Because we were unsure if the chemicals would work, we limited the amount we pumped into the formation. Prior to the treatment, the well would flow for a very short period of time and load up. After the treatment, the well has been flowing constantly cleaning itself up and making oil.

patrick annan `12 INVESTMENTS` `INVESTED` 16 days ago
Would the company be willing to partner with US companies that can seek oil and gas well drilling contracts/deals from overseas?? Say hi to Mr. Nicolas Boatwright and the rest of the team for a wonderful vision for the company and it's Investors. Be bless.

patrick annan `12 INVESTMENTS` `INVESTED` 21 days ago
Brett Mason. If you have buyers for crude oil text or call me on 832-382-3196. Thank you

patrick annan `12 INVESTMENTS` `INVESTED` 21 days ago
Is the funding going to be extended??

> **Richard Quintal** - South Plains Petroleum, Inc. 21 days ago
> Hi Patrick,
> We are not certain if it will need to be extended at this time. The last week of June, Nicolas Boatwright and Suzanne Ruffini joined the Board of Directors and the Board then authorized a $2 Million Bond Issue which is progressing nicely. Yesterday, Mr. Boatwright began a treatment on our biggest well in Louisiana and it is continuing today. We expect some results next week as we will leave the chemical treatment in the well for a few days before flowing it back.
> Richard

Richard Quintal - South Plains Petroleum, Inc. 23 days ago
Hi Brett,

Oil Companies in Texas file with the State Railroad Commission as to who they sell their products. Unless a contract is requested, most oil companies sell month to month and the price is an average of the daily spot prices for the month less some fees and trucking in most cases until you get big enough to command the actual spot price. The oil is stored in tanks on the property where the wells are located.

Brett Mason a month ago
Hi Richard
What I see is great and has a lot of growth potential.

Perhaps I have missed in part of what you have explained.
Do you have contracts for the sale of all oil you extract?
Or are you storing part of the oil till sold.
And if a contract, do you have a set price or adjustable price for the sale per bbl?

Thanks

Brett Mason a month ago
Patrick Annan Sorry

Brett Mason a month ago
Excuse my question to Patrick here.
Hi Patrick Anna. Do you still require US buyer for crude?

patrick annan `12 INVESTMENTS` `INVESTED` a month ago
What are the proposal to buy a ship load of NGL to Ghana? I need to know the price, and all the necessary information. Please send that into my email ptannan@gmail.com. Thank you

> **Richard Quintal** - South Plains Petroleum, Inc. a month ago
> Hi Patrick,
>
> As I said before, we are producers and sellers, not buyers. You need to contact sellers in Mont Belvieu, Texas.

patrick annan `12 INVESTMENTS` `INVESTED` a month ago
Thank you Richard Quintal for the reply. I just spoke my officials in Africa that your company do sell natural gas. They want to know if you do export to West Africa and who to contact for the purchase

> **Richard Quintal** - South Plains Petroleum, Inc. a month ago
> Hi Patrick,
> We are producers and sell to individual pipelines. The pipelines vary depending on the area as to who owns them. For an overseas buyer, they would need to buy a ship load of NGL. Most of the processors are located in or near Mont Belvieu, Texas.

are located in or near Mont Belvieu, Texas.

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www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Welcome to South Plains Petroleum, Inc.

I'd like to tell you a little bit about our company.

We're rediscovering energy in old oil wells using new technologies.

South Plains Petroleum, Inc was created by an experienced team of oil and gas professionals with over 100 years of experience.

Using advanced modern technologies and world class service partners we search for left behind oil and gas reserves in abandoned wells with past production histories.

South Plains Petroleum, Inc persues properties with the least risk and the greatest profit potential to benefit its shareholders.

On behalf of South Plains Petroleum, Inc I'd like to invite you to join us on our exciting journey before we hit our next big gusher.

Jesus Christ! Holy Moly!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Form 201 **(Revised 05/11)** Submit in duplicate to: Secretary of State P.O. Box 13697 Austin, TX 78711-3697 512 463-5555 FAX: 512/463-5709 **Filing Fee: $300**	 **Certificate of Formation** **For-Profit Corporation**	This space reserved for office use. **F I L E D** In the Office of the Secretary of State of Texas **MAY 2 3 2018** **Corporations Section**

Article 1 – Entity Name and Type

The filing entity being formed is a for-profit corporation. The name of the entity is:

South Plains Petroleum Inc

The name must contain the word "corporation," "company," "incorporated," "limited" or an abbreviation of one of these terms.

Article 2 – Registered Agent and Registered Office
(See instructions. Select and complete either A or B and complete C.)

☐ A. The initial registered agent is an organization (cannot be entity named above) by the name of:

OR

☒ B. The initial registered agent is an individual resident of the state whose name is set forth below:

Charlie	S	Rushton	
First Name	*M.I.*	*Last Name*	*Suffix*

C. The business address of the registered agent and the registered office address is:

402 Cypress Street, Suite 809	Abilene	TX	79601
Street Address	*City*	*State*	*Zip Code*

Article 3 – Directors
(A minimum of 1 director is required.)

The number of directors constituting the initial board of directors and the names and addresses of the person or persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and qualified are as follows:

Director 1				
Charlie	S	Rushton		
First Name	*M.I.*	*Last Name*		*Suffix*
136 Newport Drive	Coppell	TX	75019	USA
Street or Mailing Address	*City*	*State*	*Zip Code*	*Country*

Director 2					
First Name		M.I.	Last Name		Suffix
Street or Mailing Address	City		State	Zip Code	Country

Director 3					
First Name		M.I.	Last Name		Suffix
Street or Mailing Address	City		State	Zip Code	Country

Article 4 – Authorized Shares

(Provide the number of shares in the space below, then select option A or option B, do not select both.)

The total number of shares the corporation is authorized to issue is: 650,000,000

☐ A. The par value of each of the authorized shares is: _____

OR

☒ B. The shares shall have no par value.

If the shares are to be divided into classes, you must set forth the designation of each class, the number of shares of each class, the par value (or statement of no par value), and the preferences, limitations, and relative rights of each class in the space provided for supplemental information on this form.

Article 5 – Purpose

The purpose for which the corporation is formed is for the transaction of any and all lawful business for which a for-profit corporation may be organized under the Texas Business Organizations Code.

Supplemental Provisions/Information

Text Area: [The attached addendum, if any, is incorporated herein by reference.]

Shares are to be divided into the following classes:

Common Shares: 500,000,000 with NO PAR value

Preferred Share Series A : 50,000,000 with NO PAR value
Preferred Share Series B : 50,000,000 with NO PAR value
Preferred Share Series C : 50,000,000 with NO PAR value

Organizer

The name and address of the organizer:

Charles Rushton
Name

402 Cypress St, Suite 809	Abilene	TX	79601
Street or Mailing Address	_City_	_State_	_Zip Code_

Effectiveness of Filing (Select either A, B, or C.)

A. ☒ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: _____

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: _____

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized to execute the filing instrument.

Date: May 19th 2018 _____



Signature of organizer

Charles Rushton
Printed or typed name of organizer

Form 201   6

Shareholder Group	%	Prior to Form C Being Filed Shares Issued or Authorized to be Issued	Stock Valuation @ $1.60 Per Share	%	Upon Filing Form C Shares Issued or Authorized to be Issued	Stock Valuation @ $1.60 Per Share	%	Upon Completion of Fully Funded Form C @ $1,070,000 Raised Shares Issued or Authorized to be Issued	Stock Valuation @ $1.60 Per Share
NeuHaus Advisors, Inc.	2%	35,000.00	$ 56,000.00	1%	35,000.00	$ 56,000.00	2%	468,000.00	$ 748,800.00
NeuHaus Advisors, Inc. Warrants	0%	-	$ -	0%	-	$ -	2%	468,000.00	$ 748,800.00
Richard Quintal	17%	250,000.00	$ 400,000.00	5%	250,000.00	$ 400,000.00	1%	250,000.00	$ 400,000.00
Suzanne Ruffini	17%	250,000.00	$ 400,000.00	5%	250,000.00	$ 400,000.00	1%	250,000.00	$ 400,000.00
Louise Wagman	17%	250,000.00	$ 400,000.00	5%	250,000.00	$ 400,000.00	1%	250,000.00	$ 400,000.00
Nicolas Boatwright	17%	250,000.00	$ 400,000.00	5%	250,000.00	$ 400,000.00	1%	250,000.00	$ 400,000.00
Mark Canning	17%	250,000.00	$ 400,000.00	5%	250,000.00	$ 400,000.00	1%	250,000.00	$ 400,000.00
Monroe Lawrence	3%	50,000.00	$ 80,000.00	1%	50,000.00	$ 80,000.00	0%	50,000.00	$ 80,000.00
Charlie Rushton	1%	10,000.00	$ 16,000.00	0%	10,000.00	$ 16,000.00	0%	10,000.00	$ 16,000.00
Paul Revard	1%	10,000.00	$ 16,000.00	0%	10,000.00	$ 16,000.00	0%	10,000.00	$ 16,000.00
Private Placement***	9%	136,500.00	$ 218,400.00	3%	136,500.00	$ 218,400.00	1%	136,500.00	$ 218,400.00
Acquisition of Working Interests****			$ -	58%	3,035,505.00	$ 4,856,808.00	13%	3,035,505.00	$ 4,856,808.00
Landmaster Partners, Inc.*	-		$ -		-	$ -	30%	7,000,000.00	$ 11,200,000.00
Black Gold, Inc.**	-		$ -		-	$ -	44%	10,500,000.00	$ 16,800,000.00
Form C	0		$ -	13%	668,750.00	$ 1,070,000.00	3%	668,750.00	$ 1,070,000.00
						$ -			$ -
Totals	100%	1,491,500.00	$ 2,386,400.00	100%	5,195,755.00	$ 8,313,208.00	100%	23,596,755.00	$ 37,754,808.00

*** Common Shares to be issued to Landmaster Partners, Inc. Upon payment of $100,000 per the Option to Purchase which ere valued at $2 per share.**

****Common Shares to be issued to Black Gold, Inc. Upon payment of $250,000 per Option to Purchase were valued at $2 per share.**

*****The Company conducted a Private Placement of its Common stock to pay for incidentals related to this offering at $1 per share and reflects funding committed to but not necessarily received.**